Filed by Tuatara Capital Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tuatara Capital Acquisition Corporation
Commission File No. 001-40049
Date: March 17, 2022

 analyst day presentation2022  1

 Confidentiality and DisclosuresThis confidential presentation (this “Presentation”) contains proprietary and confidential information of SpringBig, Inc. (“springbig”) and Tuatara Capital Acquisition Corporation (“TCAC”) regarding the potential transaction (the “Transaction”) between springbig and TCAC, and the entire content should be considered “Confidential Information”. This Presentation is being delivered to you for information purposes only. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of springbig and TCAC is prohibited. By accepting this Presentation, each recipient agrees (on behalf of itself and each of itself and its directors, partners, officers, employees, attorneys, financial advisors, agents and representatives (each of the foregoing, a “representative”)), (i) to maintain (and direct its representatives to maintain) the confidentiality of all information that is contained in this Presentation and not already in the public domain; and (ii) to return or destroy (and direct its representatives to return or destroy) all copies of this Presentation or portions thereof in its possession following the request for the return or destruction of such copies.By participating in this Presentation, you acknowledge that you are (i) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that you will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation shall not constitute a "solicitation" as defined in Section 14 of the Exchange Act.Neither this Presentation nor any oral statements made in connection with this Presentation shall constitute an offer to sell or the solicitation of an offer to buy any securities, or shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. Any offering of securities (the "Securities") will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither springbig, TCAC nor any of their respective affiliates, control persons, officers, directors, employees, representatives or advisors is making an offer of the Securities in any state where the offer is not permitted. This Presentation is intended solely for the purposes of familiarizing investors. To the extent the terms of any potential Transaction are included in this Presentation, those terms are included for discussion purposes only.NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

 No Representations or WarrantiesThis Presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to springbig. The recipient agrees and acknowledges that this Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by TCAC or springbig or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, or other communication transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between TCAC and springbig and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. TCAC and springbig disclaim any duty to update the information contained in this Presentation.Forward-Looking StatementsThis Presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry and springbig market size, including with respect to the potential total addressable market in the industry; (ii) springbig’s growth prospects; (iii) springbig’s projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings springbig may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TCAC’s securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by TCAC’s stockholders; (viii) the effect of the announcement or pendency of the proposed business combination on TCAC’s or springbig's business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against TCAC or springbig related to the definitive agreement or the proposed business combination; (x) the ability to maintain the listing of TCAC’s securities on the NASDAQ; (xi) the price of TCAC’s securities, including volatility resulting from changes in the competitive and highly regulated industry in which springbig plans to operate, variations in performance across competitors, changes in laws and regulations affecting springbig’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding springbig’s and TCAC’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “outlook”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of TCAC’s registration statements on Form S-1 and Form S-4, proxy statement/prospectus relating to the Transaction, other documents filed by TCAC from time to time with SEC, and any risk factors made available to you in connection with TCAC, springbig and the transaction (including without limitation those set forth below in this presentation under “Risk Factors”). These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of springbig and TCAC), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. Neither springbig, TCAC nor any of their respective affiliates, control persons, officers, directors, employees, representatives or advisors assume any obligation and intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Neither springbig, TCAC, nor any of their respective affiliates, control persons, officers, directors, employees, representatives or advisors gives any assurance that either springbig or TCAC will achieve its expectations.Industry and Market DataThis Presentation contains certain information concerning springbig’s products, services and industry, including market size and growth rates of the markets in which springbig participates that are based on industry surveys and publications or other publicly available information, other third-party survey data and research reports, and springbig’s internal sources. This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein are not an indication as to future performance. Neither springbig, TCAC or any of their affiliates, control persons, officers, directors, employees, representatives or advisors has independently verified the accuracy or completeness of any such third-party information. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which springbig operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expresses in the estimates made by independent parties and by springbig and TCAC. Neither springbig, TCAC or any of their respective affiliates, control persons, officers, directors, employees, representatives or advisors assumes any obligation to update the information in this Presentation.Trademarks and CopyrightsThis Presentation may contain trademarks, service marks, trade names, and copyrights of other companies, which are the property of their respective owners, and TCAC’s and springbig’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names, and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the ™, © or ® symbols, but TCAC and springbig will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

 Financial InformationThe historical financial information regarding springbig contained in this Presentation had been taken from or prepared based on historical financial statements of springbig. An audit of certain financial statements in accordance with the requirements of the Public Company Account Oversight Board (“PCAOB”) is in process and such financial statements will be included in the registration statement/proxy statement related to the Transaction. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. springbig’s results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material.Non-GAAP Financial MeasuresThis Presentation includes certain non-GAAP financial measures (including on a forward-looking basis). These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, may exclude items that are significant in understanding and assessing springbig’s financial results, and therefore, are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP, and should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. springbig and TCAC have included these non-GAAP financial measures (including on a forward-looking basis) because they believe these measures provided useful supplemental information to investors about springbig. springbig’s management uses thesenon-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing its business. Using any such financial measure to analyze springbig’s business would have material limitations because the calculation are, for example, based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant, and because they exclude significant expenses that are required by GAAP to be recorded in springbig’s financial measures. Additionally, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore springbig’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, springbig is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non-GAAP financial measures is included. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure, with the closest GAAP metric being net income. EBITDA as set forth above excludes non-cash stock compensation expenses. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the non-GAAP financial measures as used in the above may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner.

 Use of ProjectionsThis Presentation also contains certain financial forecasts, including revenue and revenue growth, revenue multiple, growth-adjusted revenue multiple, gross margin, EBITDA margin, CAGR, ARR and ARR growth, cannabis retail market, gross profit, operating income, projections and estimates. Neither TCAC’s nor springbig’s independent auditors have studied, reviewed, complied or performed any procedures with respect to the projections for the purpose of the inclusion in this Presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information had been provided for purposed of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of TCAC’s of springbig’s control. While all financial projections, estimates and targets are necessarily speculative, TCAC and springbig believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation.Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.Additional Information; Participation in the SolicitationThe proposed business combination will be submitted to stockholders of TCAC for their consideration. TCAC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to TCAC’s stockholders in connection with TCAC’s solicitation for proxies for the vote by TCAC’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to springbig’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, TCAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination.Before making any voting decision, TCAC's stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, along with all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and the TCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TCAC, springbig and the proposed business combination. TCAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from TCAC’s shareholders in connection with the proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. Stockholders will be able to obtain free copies of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by TCAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor, New York 10017..

agenda

- ☑ current status
- ☑ TCAC perspective
- ☑ the springbig business
  - overview & introduction
  - client-facing
    - sales
    - client success
    - marketing
  - technology & product development
  - financials


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7

anticipated timeline

- ✔ **2/11** — S-4 public
- ✔ **3/10** — Announced results & board
- **mid-April** — S-4 effective
- **early May** — Shareholder meeting
- **mid-May** — Closing

2021 results & announcements

$24 MILLION
revenue

- ✔ Gross margin improved by **4% YoY**
- ✔ Retail clients grew **63% - 1,240**
- ✔ Net dollar retention strong at **110%**
- ✔ Announced highly experienced Board of Directors

8

Tuatara Investment Thesis for springbig

Scaled Software Platform Providing Leading CRM and Marketing Capabilities for Cannabis Retailers

Category-Leading Customer Loyalty & Marketing Automation for the Cannabis End Market

–Largest loyalty & marketing automation provider with 41M+ consumers enrolled in the platform and 1,000+ customers

–Loyalty and messaging can be critical for cannabis retailers and brands to directly engage, connect, and retain their customer base

Software-as-a-Service (SaaS) Business Model that is "Sticky" and High Growth

–Continuing strong growth of retailers as states continue to legalize, increase consumer base & spend

–Capture larger marketing spend from cannabis brands as the proliferation of branded products accelerates

–When legally available, capture a portion of the $7bn GMV processed by retailers utilizing the platform through payments and rewards wallet

–TAM opportunity of $26bn growing at 20%+ CAGR

Multiple Channels of Organic Growth

–Category-leading net retention

–Entrenched with leading MSOs, capturing the "enterprise" customer base

–Demonstrated ability to expand existing relationship with customers, resulting in leading net retention

–springbig does business with 79% of companies on American Cannabis Operator Index

Platform of Choice to Consolidate a Highly Fragmented Cannabis Technology Ecosystem

–Well positioned to consolidate technology ecosystem with clear strategic rationale and value creation across Loyalty, Data Analytics, Online Ordering, and POS/Payments

–Value creation in leveraging its consumer purchasing and feedback data across multiple new vertical software offerings

Exceptional Management Team to Execute on Strategy

–Chief Executive Officer, Jeffrey Harris, has over 35 years of deep industry experience and has successfully founded loyalty marketing businesses in the past

–Chief Financial Officer, Paul Sykes, has 20+ years of experience as CFO of high-growth SaaS businesses in a public company environment

9

 10  platform highlights  $6  $15  $24  $63$38  $104  CY2019A  CY2020A  CY2021A  CY2022E  CY2023E  CY2024E  springbig at a glance  1,240 total retailers + 69 total brands  Nearly 2 billion client messages annually  $7 billion+ in GMV  110% net retention  $24 million 2021 revenue  58% revenue growth in 2021  Founded in 2016 | HQ in Boca Raton, FL | 158 Employees  Scaled software platform providing leading CRM and marketing solutions to the cannabis industry  Differentiated loyalty marketing, digital communications, and text/email marketing solutions  B2B2C strategy delivering significant value to cannabis retailers and brands  2019-21 CAGR: 105%  2021-24 CAGR: 63%  Revenue ($M)  2,400 merchant locations engagement data / analytics  Retailers and brands need ways to reach customers state-by-state as legalization continues  Intense competition, promotion-driven sales, and lack of communication channels in cannabis make customer retention difficult for retailers  Traditional advertising channels restrict cannabis advertising, hindering the ability for brands and retailers to market their products  Lack of feedback data for brands to reach and establish relationships with consumers effectively  Retailers lack the analytics infrastructure to make data actionable for marketing  Lack of market intelligence and data solution specific to the cannabis market  business critical challenges for retailers and brands in cannabis  11 springbig addresses these challenges  Customer retention  Customer spend  Customer foot-trafficData-driven actions  Brand exposure  Marketing Automation and Customer Communication  Online Ordering and Payments  Customer Relationship Management  Customer Feedback System  Customer Acquisition  Reporting & Analytics  Rewards & Offers, Loyalty Programs and Customer Acquisition  Cannabis Brands & Retailers  12

 included in forecast)  $20.1  $25.9  $31.3  $35.6  2023E  2024E  2025E  2020A 2021E 2022ESource: New Frontier Data, December 2020  Market growth per year  21%  $41.5 BillionFurther potential upside from future state legalizations, including recent additions of NY, NJ and CT (not  large, expanding cannabis retail marketUS cannabis retail market size$41.5$39.0  13

 One of the fastest growing end markets in the U.S.Recent East Coast legalization, including NY, NJ and CT markets, presents incremental upside opportunityTech offerings remain rudimentary and competition is fragmentedGrowth in marketing spend is expected to exceed growth of the end market  Tailwinds from legislative change momentum  Cost of raw product expected to decrease  Value expected to accrue to brands  Legalized Adult-Use and  Medical Cannabis  Legalized Medical Cannabis  large, expanding cannabis retail market  Marketing spend expected to increase 14 proven B2B2C platform with powerful network effects

retailer

springbig retains retailer as paying SaaS customer

Comprehensive product suite sustains high client retention

Platform engages consumers to drive growth

B2B2C Go-To-Market strategy is highly scalable


ACQUIRES RETAIL CLIENT
CONSUMERS ATTRACT BRANDS
RETAILER ACQUIRES CONSUMER
STORE
leading messaging & customer experience platform
BRANDS DRIVE INCREASED RETAILER INTEREST
BRANDS MAKE RETAILER STICKY

brands

Brands target retailers that are able to acquire loyal consumers

Brand participation drives more retail acquisition

5,000 existing brands

5-10% of brands' revenue will typically go into marketing spend a ***virtuous*** cycle is created as each side of the marketplace scales, expected to widen springbig competitive advantage

15

 springbig key growth initiatives  retail revenueemerging markets product evolution  brands revenuesignificant unique opportunity  M&A activity  16 springbig

Management Org



Jeffrey Harris
CEO

- Casey McCanles
  Start date 4/11
  People and Culture



- Paul Sykes
  CFO



- Mikaela Mclaughlin
  Sales



- Levi Colinas
  Client Success



- Natalie Shaul
  Marketing



- Sam Harris
  Product Development



- Navin Anand
  CTO Engineering

Reporting to Paul Sykes (CFO):



- Claire Bollettieri
  IR
  Sales Metrics



- Arlean Lee
  Finance

17

 proposed board of directors  Steve Bernstein  Compensation Committee Chair  Jon Trauben  18  Patricia Glassford  Audit Committee Chair  Phil Schwarz  Amanda Lannert  Sergey Sherman  Nominations/Governance Committee Chair  Jeﬀrey Harris  Chairman

 Retail and Brands Platform Demo  19

 Partnerships  closers; assigned territories; conduct demos  assigned BDMs; convert leads; general demos  lead generation; partnership development  SDRsteam of 12  BDMsteam of 13  team of 3  20 industry-leading, ecosystem-wide integrations driving large data assets and product innovation  point of sale  ecommerce  data resources  email/CRM  applications  delivery  signage  21 pricing  Subscription based on messaging volume plus ancillary products  legacy  new pricing modelSoftware/platform subscription based on database sizePlusMessaging subscription based on messaging volume  22

 sales metrics 2021- retail  leads generated4,531  1,037 partnerships848 marketing    demos conducted1,88542% lead conversion    deals closed58031% demo conversion  annual revenue$6,100,000  average deal size US  average deal size CAN  2,331 SDR direct315 Other  $1,107 /per month$272 /per month  23

 sales metrics 2021- brands  leads generated1,078  73 partnerships124 marketing    demos conducted29427% lead conversion    deals closed6522% demo conversion  annual revenue  $477,500  average deal size US  747 SDR direct134 Other  $610 /per month  24

   new annual contract value closed by quarter  Q1    $1,400,000  25  $1,000,000  $800,000$200,000  $1,800,000  Q2  Q3  Q4  2020  2021

 client success organization  enterprise  retailTeam of 19Average of 35 clients/CSM Relationship management Focus on campaign cadence  brands  onboarding  Team of 534 enterprise clients High-touch service  Team of 6Focus on campaign cadence  Team of 5Dedicated onboarding & training

           $8,000,000$6,000,000  $4,000,000$2,000,000  $10,000,000  2020  2021  upgrade annual contract value YoY  27 marketing organization  Team of 8Key responsibilities and focus:Lead generation – fueling the sales engine PR and brand marketingConferences and trade showsResources for client success and retention  28 marketing data

inbound leads generated by quarter in 2021:

Q1-178

62%

converted to **111** demos conducted

Q2-206

66%

converted to **136** demos conducted

Q3-239

61%

converted to **146** demos conducted

Q4-184

55%

converted to **101** demos conducted

8 cannabis conferences attended in 2021

17 cannabis webinars hosted in 2021

29

 client facing Q&A  30

 product development  Visionaries of products demanded by the marketClose relationship with Engineering  Future roadmap  31 roadmap  springbig’s messaging improvements over the next 3 quarters will further advance the user’s ability to truly target any member in any circumstance at any time  springbig’s actionable reporting enhancements over the next 3 quarters will radically improve the retailers’ experience in understanding their data as it’s relevant to them and acting on it in a critical fashion  springbig’s member suite improvements will continue to leave members of springbig clients with the industry’s most engaging experience, constantly generating loyalty from the member and value for the retailer  springbig’s operational improvements will continually ensure that the platform is flexible enough to accommodate any retailers’ operational needs, no matter how unique the operation  32 engineering organization

Platform Development

- ✓ Roadmap & NPI Functionality
- ✓ Integrations
- ✓ Messaging – OmniChannel / Format
- ✓ Brands
- ✓ Rapid response (Enterprise clients)

Native App Development

Business Intelligence & Data

75 Total Engineering Staff (Dev, QA, BI, Devops)

45 Onshore, 30 Offshore Contractors

33

springbig technology stack  34  POS push integrations  Frontend UI  SMS/MMS  POS pull integrations technology & product development Q&A  35

     PAUL  summary ﬁnancialsrevenue growth projection consistent with past performance  ($ million)Revenue  2020A15  2021A24  2022E38  2023E63    % growth    58%  60%  65%    Gross Profit  10  17  30  49    % margin  67%  71%  77%  78%    Operating ExpensesSales & Marketing  5  10  12  16    Technology & Products  4  8  12  15    General & Admin.  3  4  8  9      12  22  32  40    EBITDA  (2)  (5)  (2)  9  36

 ($ million)  201820192020202120222023  strong sustained growth; brands lags retail by three years  revenue growth by segment  Total  $’M Growth % $’M Growth % $’M Growth %A 1.1 429% 1.1 429%              A 5.7 161% 5.7              A 15.0  56%  0.2  171%  15.2  165%    A 23.3 52% 0.7 366% 24.0 78%              E 35.3 56% 3.1 170% 38.4 60%              E 55.1 8.2 63.3 65% 37              Retail Brands

 gross margin trendgross margins improve gradually with scale  retail revenue growth:56%2021A    52%2022E    56%2023E  gross margin percentage:  71%2021A  69%H1      73%H2  77%2022E  75%H1  78%H2  78%2023E  38

     PAUL($ million)  EBITDA potential  Op. Expenses scaling with growth75% employee related in 2022 Additional public company costs Expensing of development costs  high operating leverage translates to strong EBITDA potential2021A 2022E 2023E  EBITDA positive in H2 ‘22 and FY ‘23EEBITDA margins 25% - 30%+ in 2024E and beyond  ($ million)  Gross Profit  Operating Expenses  17  30  Sales & Marketing  10  12  16  Technology & Products  8  12  15  General & Admin.  4  8  9  EBITDA  (5)  (2)  9  49    39

 ﬁnancial projections  clear path to $100M+ revenue and strong EBITDA($ million)REVENUE EBITDA    2020A  2021A  2022E  2023E  2024E  $100  $80  $60  $40  $20    2020A  2021A  2022E  2023E  2024E  25   20  15  10  5  0  - 10  -5        40

 general Q&A  41

 You should also carefully read the risk factors set forth in the “Risk Factors” section of TCAC’s registration statements on Form S-1 and Form S-4.Risks Relating to springbig and the TransactionWe have a relatively short operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase risk that we will not be successful.We may not achieve or maintain profitability in the future.If we fail to retain our existing clients and consumers or to acquire new clients and consumers in a cost-effective manner, our business may be harmed.We may fail to offer the optimal pricing of our products and solutions.While our solutions provide features to support our clients’ compliance with the complex, disparate and constantly evolving regulations and other legal requirements applicable to the cannabis industry and to online sales, marketing and customer generation generally we generally do not, and cannot, ensure that our clients will conduct their business activities in a manner compliant with such regulations and requirements. As a result, federal, state, provincial or local government authorities may seek to bring criminal, administrative or regulatory enforcement actions against our clients, which could have a material adverse effect on our business, operating results or financial conditions, or could force us to cease operations.If we fail to manage our growth effectively, our brand, business and operating results could be harmed.We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth.Other companies may enter our market or introduce new technologies, which could adversely affect our business, financial and operating results.If we are not able to develop new solutions, or successful enhancements, new features and modifications to our existing solutions, or otherwise incorporate such new solutions or enhancements, new features or modifications to existing solutions through acquisition or partnership, our business, financial condition, and results of operations could be adversely affected. Further, acquisitions of other businesses could result in a diversion of management’s attention, result in additional dilution to stockholders, or otherwise disrupt or operations or harm our operating results. No guarantees can be made that we will successfully target acquisition opportunities or successfully integrate any acquired businesses or operations.If our marketing is unsuccessful in bringing in new clients, we may need to adopt costlier sales and marketing approaches in order to attract and/or retain clients, which could have a material adverse effect on our profitability.

 We may be unable to scale and adapt our existing technology and network infrastructure in a timely or effective manner to ensure that our products are accessible, which would harm our reputation, business and operating results.Our industry is rapidly evolving and undergoing significant technological change. If we are not successful in adapting to this evolving environment, or adequately scaling or adapting our technology or promoting and improving the benefits of our platform, our growth may be limited, and our business may be adversely affected.Our projections and estimates are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected or estimated revenues, market share, expenses and profitability may differ materially from our expectations.Real or perceived errors, failures, or bugs in our products could adversely affect our operating results and growth prospects.We rely upon cloud-based data centers, infrastructure and technologies provided by third parties, and technology systems and electronic networks supplied and managed by third parties, to operate our business, and interruptions or performance problems with these systems, technologies and networks may adversely affect our business and operating results.Failure to protect or enforce our intellectual property rights could harm our business and results of operations. Further, the protection and enforcement of our intellectual property rights could be costly and/or divert management’s attention.If we fail to comply with the Telephone Consumer Protection Act, or any other applicable laws and regulations relating to consumer data, information and data privacy, we may face significant damages, which could harm our business, financial condition, results of operations and cash flows.We process, store and use personal information and related data, which subjects us to industry standards, governmental laws, regulations and other legal obligations, particularly related to privacy and consumer outreach and contact, data protection and information security, and any actual or perceived failure to comply with such obligations could harm our business.We may be subject to claims brought against us as a result of content we provide.We may face difficulty in enforcing certain commercial contracts or other agreements.Risks Related to the Cannabis IndustryCannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

 Our business is dependent on U.S. state laws and regulations pertaining to the cannabis industry.The cannabis industry remains a relatively new industry and may not continue to develop as currently predicted, which may negatively impact our success and ability to execute on our business plan.Because our business is dependent, in part, upon continued market acceptance of cannabis by consumers, any negative trends could adversely affect our business operations.Expansion of our business is dependent on the continued legalization of cannabis.The rapid changes in the cannabis industry and applicable laws and regulations make predicting and evaluating our future prospects difficult, and may increase the risk that we will not be successful.Federal law enforcement may deem our clients to be in violation of U.S. federal law. A change in U.S. federal policy on cannabis enforcement and strict enforcement of federal cannabis laws against our clients would undermine our business model and materially affect our business and operations.The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.Any potential growth in the cannabis industry continues to be subject to new and changing state and local laws and regulations.Change in the laws, regulations and guidelines that impact our business may cause adverse effects on our operations.Our business and our clients are subject to a variety of U.S. and foreign laws regarding financial transactions related to cannabis, which could subject our clients to legal claims or otherwise adversely affect our business. Further, differing regulatory environments may cause adverse effects on our operations.Marketing constraints under regulatory frameworks may limit a potential target cannabis company’s ability to compete for market share in a manner similar to that of companies in other industries.We may become involved in regulatory or agency proceedings, investigations and audits.

 The cannabis industry faces significant opposition, and any negative trends may adversely affect our business operations.Consumer preferences may change, and the potential target business may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.The market for businesses in the cannabis industry is highly competitive and evolving and we expect to face increased competition, which could negatively impact our operating results.We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.Our reputation and ability to do business may be negatively impacted by the improper conduct of our business partners, employees or agents.Certain events or developments in the cannabis industry more generally may impact our reputation.There are a limited number of management teams in the cannabis industry that are familiar with U.S. securities laws.Service providers in the cannabis industry may be subject to unfavorable tax treatment.Service providers in the cannabis industry may face a number of regulatory and other challenges, including difficulty accessing or maintaining banking or other financial services, insurance, or access to bankruptcy courts.General RisksNegative publicity could adversely affect our reputation and brand. Such negative publicity or our failure to otherwise protect our brand could materially harm our business and operating results.If we are unable to recruit, train, retain and motivate key personnel, we may not achieve our business objectives.The impact of global, regional or local economic and market conditions may adversely affect our business, operating results and financial condition.Our business, financial condition, cash flow and results of operations may be adversely affected by the ongoing COVID-19 pandemic or other similar epidemics or adverse public health developments.

 Catastrophic events may disrupt our business and impair our ability to provide our platform to clients and consumers, resulting in costs for remediation, client and consumer dissatisfaction, and other business or financial losses.A service attack, ransomware attack, security breach, unauthorized data access or other failure of our security measures could impair or incapacitate our information technology systems and delay or interrupt service to our clients and consumers, harm our reputation, or subject us to significant liability.Changes in tax laws or regulations, and/or compliance with tax laws and regulations, could have a material adverse effect on our business, cash flow, financial condition or operating results.We may require and be unable to raise additional capital, which could harm our business.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of TCAC for their consideration. In connection with the proposed business combination, TCAC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to TCAC’s stockholders in connection with TCAC’s solicitation for proxies for the vote by TCAC’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to springbig’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, TCAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Before making any voting decision, TCAC’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, along with all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and the TCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TCAC, springbig and the proposed business combination. Stockholders will be able to obtain free copies of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by TCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor, New York 10017.

Forward-Looking Statements

Certain statements contained in this presentation constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry and springbig market size, including with respect to the potential total addressable market in the industry; (ii) springbig’s growth prospects; (iii) springbig’s projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings springbig may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TCAC’s securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by TCAC’s stockholders; (viii) the effect of the announcement or pendency of the proposed business combination on TCAC’s or springbig’s business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against TCAC or springbig related to the definitive agreement or the proposed business combination; (x) the ability to maintain the listing of TCAC’s securities on the NASDAQ; (xi) the price of TCAC’s securities, including volatility resulting from changes in the competitive and highly regulated industry in which springbig plans to operate, variations in performance across competitors, changes in laws and regulations affecting springbig’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding springbig’s and TCAC’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of TCAC’s registration statement on Form S-1, any proxy statement/prospectus relating to the transaction, which is expected to be filed by TCAC with the SEC, other documents filed by TCAC from time to time with SEC, and any risk factors made available to you in connection with TCAC, springbig and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of springbig and TCAC), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Participants in the Solicitation

TCAC, springbig and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TCAC’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TCAC’s stockholders in connection with the proposed business combination will be set forth in TCAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about TCAC’s directors and executive officers in TCAC’s final prospectus dated February 11, 2021 and filed with the SEC on February 16, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This presentation relates to a proposed business combination between TCAC and springbig and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.